[American Education Corporation Letterhead]



                                        July 28, 2006


VIA TELECOPY (202) 772-9210
---------------------------

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549
Attn:  Adam Halper, Division of
        Corporation and Finance

                                        Re:  The American Education
                                             Corporation (File No. 5-54041)
Ladies and Gentlemen:

     This letter is to confirm that the only substantive change that was made in Amendment No. 6 to the Company's Schedule 13E-3 that was filed earlier today was to add the cash-out price of $0.55 per share to the introduction section of the Schedule 13E-3 and to the cover page of the disclosure document. All other changes were to change dates of signatures and anticipated mailing date of the disclosure document.

                                        Yours very truly,

                                        /s/ Neil R. Johnson

                                        Neil R. Johnson
                                        Chief Financial Officer